As filed with the Securities and Exchange Commission on March 15, 2022

Registration No. 333-260839

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vivid Seats Inc.

(Exact name of registrant as specified in its charter)

Delaware	7990	86-3355184
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

111 N. Canal Street

Suite 800

Chicago, Illinois 60606

(312) 291-9966

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mr. Stanley Chia

Chief Executive Officer

111 N. Canal Street

Suite 800

Chicago, Illinois 60606

(312) 291-9966

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Cathy A. Birkeland

Shagufa R. Hossain

Bradley C. Faris

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-260839)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 of Vivid Seats Inc. (the “Company”) (File No. 333-260839), initially filed on November 5, 2021 and declared effective by the Securities and Exchange Commission on December 30, 2021 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file the consent of Deloitte & Touche LLP with respect to its report dated March 15, 2022 relating to the financial statements of Vivid Seats Inc. contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and included in the Prospectus Supplement No. 1 dated March 15, 2022 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description

23.1*	Consent of Deloitte & Touche LLP (with respect to Vivid Seats Inc. consolidated financial statements).

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this post-effective amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, State of Illinois, on this 15th day of March, 2022.

Vivid Seats Inc.

By:	/s/ Stanley Chia
Stanley Chia Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the Registration Statement on Form S-1 has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Stanley Chia Stanley Chia	Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2022

* Lawrence Fey	Chief Financial Officer (Principal Financial Officer)	March 15, 2022

* Edward Pickus	Chief Accouting Officer (Principal Accouting Officer)	March 15, 2022

* Mark Anderson	Director	March 15, 2022

* David Donnini	Director	March 15, 2022

* Todd Boehly	Director	March 15, 2022

* Jane DeFlorio	Director	March 15, 2022

* Craig Dixon	Director	March 15, 2022

* Julie Masino	Director	March 15, 2022

* Martin Taylor	Director	March 15, 2022

* Tom Ehrhart	Director	March 15, 2022

*By:	/s/ Stanley Chia
Stanley Chia Attorney-in-fact